FILED BY INTEGRATED DATA CORP.
                                                           PURSUANT TO RULE 425
                                               UNDER THE SECURITIES ACT OF 1933
                                         SUBJECT COMPANY:  TRANSNET CORPORATION
                                                 SUBJECT COMPANY'S EXCHANGE ACT
                                                     OF 1934 FILING NO.: 0-8693

                                                   Source: Integrated Data Corp.


Note: THIS NOTICE DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OF INTEGRATED DATA CORP. FOR SALE OR A SOLICITA-TION TO PURCHASE ANY SECURITIES OF TRANSNET
CORPORATION.   SUCH OFFER OR SOLICITATION, IF MADE, WILL BE THE SUBJECT OF A
REGISTRATION STATEMENT AND PROSPECTUS FILED PURSUANT TO THE SECURITIES ACT OF 1933, AND IN ACCORDNACE WITH THE TENDER OFFER PROVISIONS OF THE SECUITIES EXCHANGE ACT OF 1934.

THE PROSPECTUS, IF FILED, WILL CONTAIN A PROMINENT LEGEND THAT URGES INVESTORS TO READ THE RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE COMMISSION BECAUSE THEY CONTAIN INPORTANT INFORMATION. THE LEGEND WILL EXPLAIN TO INVESTORS THAT ANY RELEVANT DOCUMENTS WILL BE MADE AVAILABLE FOR FREE FROM INTEGRATED DATA CORP. OR THE COMMISSION'S WEBSITE.

CONSHOHOCKEN, Pa., August 26, 2003  -- Integrated Data Corp.
(OTC BB:ITDD.OB - News) ("IDC")
This Notice is made pursuant to Rule 425 under the Securities Act of 1933, and replaces and supercedes a certain press release of similar content issued by IDC, dated as of Wednesday, August 20, 2003.

IDC has written, by way of a non-binding letter of intent, to the Board of TransNet Corporation (OTC BB:TRNT.OB - News) ("TransNet") in respect to IDC's continued interest in negotiating the terms of a recommended offer by IDC to acquire 100% of the equity of TransNet (the "IDC Offer"). The IDC Offer's terms would value each TransNet share at $3.50, with consideration being payable partly in cash of $1.25 and the remaining $2.25 payable in IDC common stock, which would be issued pursuant to a registration statement and prospectus. The cash portion of the IDC Offer would amount to an excess of TransNet's average share price over the past three months.

"IDC believes that this corporate marriage is in the best interests of the shareholders of both enterprises," said IDC's Chairman and CEO Dave Bryan. "Diversification of products, services, and global markets is the way to strong future profits in these turbulent economic times, which, in turn, maximizes shareholder value." In the event that IDC is successful in acquiring TransNet, IDC could provide TransNet with additional products and opportunities and would hope to operate the company as a wholly owned subsidiary of IDC, utilizing TransNet's existing management team.

IMPORTANT INFORMATION: The IDC Offer is expressly conditioned upon and subject to the following:

1. Other than existing public information, IDC has received no indication of TransNet's current financial results; therefore, the IDC Offer is based solely on TransNet's last published 10-Q for the quarter ending March 31, 2003. Dependent on TransNet's current financials and business performance, IDC reserves the right to rescind the IDC Offer or alter the conditions of the IDC Offer at its sole discretion.

2. Should the IDC Offer be made (which would be by means of a registration statement and prospectus and in accordance with the tender offer Rules pursuant to the Securities Exchange Act of 1934), the Offer would only become effective following acceptance by the holders of at least 90% of the outstanding equity of TransNet.

About IDC:
Headquartered in Conshohocken, Pa., IDC is a Delaware corporation with a Nasdaq OTCBB listed stock, symbol 'ITDD'. It is an international holding company with interests in the U.S., Canada, the U.K. and Italy. IDC's subsidiaries and partner companies offer a wide range of telecommunications, wireless, point-of-sale activation, financial transaction and other services. In 2002 IDC successfully completed a reorganization under Chapter 11 and is now profitable on a consolidated basis with no 'recourse debt' of any nature.

See http://www.integrateddatacorp.com.
Special Note Regarding Forward-Looking Statements: Certain matters discussed in this notice are "forward-looking statements" intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding technology under development, strategies and objectives. Forward-looking statements involve risks and uncertainties and are subject to change at any time. The factors discussed herein and expressed from time to time in the Company's filings with the Securities and Exchange Commission could cause actual results and developments to be materially different from those expressed in or implied by such statements. The forward-looking statements made herein are only made as of the date of this notice and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.


Contact:
          Integrated Data Corp
          David C. Bryan, CEO
          (610) 825-6224, x1701
          DBryan@IntegratedDataCorp.com


 Source:  Integrated Data Corp.

End of filing